EXHIBIT 4.2
Description of the Registrant’s Securities

As of February 22, 2021, Encore Wire Corporation (the “Company”) has one class of capital stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is the Company’s common stock, par value $.01 per share (“Common Stock”).

The following description of our capital stock is a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (“Certificate”), and our Third Amended and Restated Bylaws, as amended (“Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate, our Bylaws and the applicable provisions of Delaware General Corporation Law (“DGCL”), for additional information.

Authorized and Outstanding Capital Stock

    Our authorized capital stock consists of 42,000,000 shares comprised of two classes: (i) 40,000,000 shares of Common Stock, of which 20,631,145 shares are issued and outstanding and (ii) 2,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”), of which no shares are issued and outstanding.

Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company. In the event of the dissolution of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and any preferential rights of the holders of any outstanding Preferred Stock. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

    Holders of Common Stock are entitled to receive cash dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on any outstanding shares of Preferred Stock, then outstanding. Future policy with respect to dividends on the Common Stock will be determined by the Board of Directors based upon conditions then existing, including the Company’s earnings and financial condition, capital requirements and other relevant facts.

Listing

    Our Common Stock is listed on The NASDAQ Global Select Market under the trading symbol “WIRE.”

Preferred Stock

    The Board of Directors, without further action by the stockholders, is authorized to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series and all of the relative rights and preferences of shares in such series, including, without limitation preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.

    The issuances of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, making removal of present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The Company has no present intention to issue any Preferred Stock.

Voting

    Holders of Common Stock are entitled to cast one vote for each share held on record on matters submitted to a vote of the stockholders of the Company. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Directors are elected by a plurality of the shares of Common Stock represented at the meeting. Approval of any other matter that is submitted to the stockholders requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote shall constitute a quorum at meetings of stockholders. The foregoing voting rights are subject to any voting rights of any series of Preferred Stock which may be issued in the future. Shares of Preferred Stock may be voting or non-voting and may be entitled to vote as a class or series with respect to certain matters as provided in the resolutions of the Board of Directors establishing such series or in the DGCL.

Anti-Takeover Provisions

    The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any affiliate or associate of such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.